Exhibit 99.3

1 1st QUARTER 2008 All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

2 Breakdown of net sales – 1Q08 Products By Product By Market THE MOST DIVESIFIED PRODUCTS PORTFOLIO * Includes powdered milk Dairy Products 8.1% Milk 12.7% Others 3.4% Other Processed 4.2% Specialty Meats 20.1% Pork/Beef 7.5% Elaborated/ Frozen Products 13.1% Poultry 30.7% Domestic Market 55.9% Exports 44.1% Highlights R$ MILLION ‘* Consolidated earnings per share (in Reais), excluding treasury shares. 1Q08 % Net Sales 1Q07 % Net Sales % Ch. GROSS SALES 2,846.7 115.6 1,784.7 117.2 59.5 DOMESTIC MARKET 1,742.7 70.8 1,032.3 67.8 68.8 EXPORTS 1,104.0 44.8 752.4 49.4 46.7 NET SALES 2,461.7 100.0 1,523.1 100.0 61.6 GROSS PROFIT 536.4 21.8 411.1 27.0 30.5 EBIT 91.0 3.7 94.7 6.2 (3.9) NET INCOME 51.0 2.1 62.7 4.1 (18.7) EBITDA 186.4 7.6 168.3 11.1 10.7 EPS* 0.25 0.38 (34.8)

3 EBTIDA 186 168 88 168 7.6% 11.1% 8.3% 13.9% 1Q05 1Q06 1Q07 1Q08 EBITDA EBITDA Margin R$ MILLION Shareholders’ Composition DIFUSE CONTROL – EQUAL RIGHTS 7.5% 24.5% 3.3% 2.0% 2.4% 3.7% 4.1% 26.2% 14.1% 12.0% 0.2% Previ-BB Petros Sistel Sabiá FIM Previd Valia Real Grandeza Shan Ban Shun Family Domestic Investors Treasury Shares Foreign Investors ADR’s (NYSE) Base: 03.31.08 Number of Common Shares: 206,958,103 Capital Stock: R$ 3.4 billion

4 01 MARKET PERFORMANCE World Poultry (1) Panorama THOUSAND TONS – “READY TO COOK” EQUIVALENT 1,295 690 755 607 490 3,811 1,287 696 745 597 470 3,618 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 RUSSIA JAPAN EU - 27 MEXICO SAUDI ARABIA OTHERS 19,318 12,500 10,030 2,840 19,965 18,878 11,500 9,951 2,745 19,096 11,315 10,685 0 5,000 10,000 15,000 20,000 USA CHINA BRAZIL EU - 27 MEXICO OTHERS EXPORTERS IMPORTERS CONSUMERS PRODUCERS 15,976 10,832 9,448 3,435 20,474 16,025 11,624 9,963 3,333 24,005 7,920 7,601 0 5,000 10,000 15,000 20,000 25,000 USA CHINA EU - 27 BRAZIL MEXICO OTHERS 2,996 725 400 320 3,872 2,869 733 358 297 3,533 3,395 3,085 0 1,000 2,000 3,000 4,000 BRAZIL USA EU - 27 CHINA THAILAND OTHERS 10.1% 5.9% 4.2% (1) Chicken, special poultry and turkey 2008 – Estimated 2007 – Preliminary data Source: USDA - Apr/08

5 World Pork Panorama THOUSAND TONS – EQUIVALENT CARCASS 1,250 910 460 450 420 310 1,383 1,210 894 447 445 439 302 1,345 0 500 1,000 1,500 JAPAN RUSSIA SOUTH KOREA MEXICO RUSSIA HONG KONG OTHERS PRODUCERS EXPORTERS CONSUMERS IMPORTERS 44,700 22,500 10,684 1,790 12,316 44,200 22,600 9,962 1,850 12,146 3,110 2,030 2,990 World Beef Panorama 1,910 0 10,000 20,000 30,000 40,000 50,000 CHINA EU - 27 USA BRAZIL RUSSIA CANADA OTHERS 44,580 21,315 9,129 2,939 2,504 14,117 44,048 21,257 8,939 2,803 2,472 13,735 2,340 2,260 0 10,000 20,000 30,000 40,000 50,000 CHINA EU- 27 USA RUSSIA JAPAN BRAZIL OTHERS 1,694 1,300 1,010 330 177 200 1,424 1,282 1,033 350 148 185 770 730 0 500 1,000 1,500 2,000 USA EU - 27 CANADA BRAZIL CHINA CHILE OTHERS Source: USDA - Apr/08 2008 – Estimated 2007 – Preliminary data 5.5% 4.0% 3.5% World Beef Panorama THOUSAND TONS – EQUIVALENT CARCASS 12,828 8,575 7,682 2,640 2,603 18,671 12,830 8,674 7,404 2,673 2,568 18,525 7,540 7,311 0 5,000 10,000 15,000 20,000 USA EU - 27 CHINA BRAZIL ARGENTINA MEXICO OTHERS PRODUCERS EXPORTERS CONSUMERS IMPORTERS 2008 – Estimated 2007 – Preliminary data Source: USDA - Apr/08 12,171 8,125 7,730 3,170 2,655 17,345 12,096 8,175 7,480 3,200 2,500 17,502 9,710 9,470 0 5,000 10,000 15,000 20,000 USA BRAZIL EU - 27 CHINA ARGENTINA INDIA OTHERS 1,360 800 687 535 525 1,549 1,400 735 649 532 496 1,604 2,200 2,189 0 500 1,000 1,500 2,000 2,500 BRAZIL AUSTRALIA INDIA USA ARGENTINA NEW ZEALAND OUTROS 1,329 1,130 650 550 420 310 2,837 1,384 1,030 686 638 410 308 2,781 0 500 1,000 1,500 2,000 2,500 3,000 USA RUSSIA JAPAN EU - 27 MEXICO SOUTH KOREA OTHERS 2.5% 3.1% 0.5%

6 Brazilian Exports THOUSAND TONS 2,200 3,395 770 6,365 1,013 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 * Beef Poultry Pork 14% 41% 29% Brazilian Market Share 8% 30% Aggregate Brazilian Market Share Source: USDA - Apr/08 * Estimated Brazilian Exports JAN - MAR 2008 JAN - MAR 2007 CH% THOUSAND TONS 881 745 18.3% US$ MILLION 1,545.1 971.4 59.1% CHICKEN JAN - MAR 2008 JAN - MAR 2007 CH% THOUSAND TONS 111 119 -6.0% US$ MILLION 262.7 220.0 19.4% PORK BEEF 76 35 27 48 156 343 131 78 51 21 150 432 0 50 100 150 200 250 300 350 400 450 Russia EU - 27 Egypt Hong Kong Others TOTAL volume (thousand tons) PORK 39 30 8 6 28 111 49 20 7 13 31 119 0 20 40 60 80 100 120 Russia Hong Kong Argentina Ukraine Others Total volume (thousand tons) JAN - MAR 2007 CH% THOUSAND TONS 343 432 -20.0% US$ MILLION 1,171.2 1,077.6 -8.0% BEEF CHICKEN 282 219 141 30 208 881 234 192 121 31 167 745 0 100 200 300 400 500 600 700 800 900 Middle East Asia EU Russia Others TOTAL volume (thousand tons) Sources: ABEF. ABIPECS, ABIEC - Mar/08 Jan-Mar/08 Jan-Mar/07

7 World Meat Trade Source: USDA - Apr/08 Estimated CAGR = 5.9% CAGR = 6.4% CAGR = 3.4% 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 * (millions tons) POUTRY PORK BEEF World meat per capita consumption 2007* Beef Pork Chicken Total Hong Kong 15.3 65.3 38.5 119.1 USA 43.2 28.9 45.0 117.1 Argentina 65.3 - 29.4 94.7 Canada 33.8 26.5 29.8 90.1 Brazil 37.6 12.0 37.3 86.8 European Union 18.0 43.6 16.4 78.0 Taiwan 4.5 40.8 29.5 74.8 Mexico 23.3 14.5 28.5 66.3 United Emirates - - 66.2 66.2 Australia 35.7 20.6 - 56.3 China 5.9 40.8 8.0 54.7 Russia 16.3 19.9 17.4 53.6 South Korea 10.2 29.6 13.3 53.1 Japan 9.5 19.7 15.0 44.2 Kuwait - - 41.9 41.9 Uruguay 40.6 - - 40.6 South Africa 15.6 - 24.4 40.0 Malasia - - 38.0 38.0 Saudi Arabia - - 36.9 36.9 New Zealand 30.4 - - 30.4 Vietnan - 21.5 - 21.5 Thailand - - 13.2 13.2 KG / YEAR *2007 - Estimated Source: USDA - Apr/07

8 Dairy products consumption in Brazil MILK PRODUCTION PER CAPITA CONSUMPTION 22.1 22.3 22.6 22.9 23.3 24.3 25.2 26.8 28.9 22.0 24.0 26.0 28.0 30.0 2000 2001 2002 2003 2004 2005 2006 2007 * 2008 ** (millions tons) 130.6 129.6 129.8 129.3 128.4 131.7 135.1 141.4 150.6 125 130 135 140 145 150 155 2000 2001 2002 2003 2004 2005 2006 2007 * 2008 ** (Kg per capita / year) CAGR: 3 .4% Source: IBGE / USDA - Nov07 * Estimated ** Preliminary forecast Average milk prices paid to producers Source: CEPEA; * Scot Consultoria 0.7116 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2005 2006 2007 2008 Average RS PR SC MG PE * SP BR 2006 0.4630 0.4632 0.4430 0.4880 0.4682 0.5107 0.4811 2007 0.6004 0.6079 0.5462 0.6618 0.5550 0.6485 0.6366 ch. (%) 29.7 31.2 23.3 35.6 18.5 27.0 32.3 1Q07 0.4770 0.4733 0.4560 0.5223 0.4817 0.5265 0.5037 1Q08 0.6351 0.6258 0.6095 0.7253 0.5717 0.6820 0.6881 ch. (%) 33.1 32.2 33.6 38.9 18.7 29.5 36.6

9 World consumption of dairy products Source: Rabobank / Embrapa / USDA - 2007 (kg/per capita/ year) 2007 2007 2007 CONSUMPTION IN SELECTED COUNTRIES MILK CHESSE POWDERED MILK • Dairy products are sensitive to income variation • Brazilian consumers are in the inferior band of income • Demand increase opportunity with the increase of income (kg/per capita/ year) (kg/per capita/ year) 1.º Ukraine 133.1 1.º USA 15.0 1.º Algeria 7.0 2.º Australia 99.2 2.º European Union 13.6 2.º Australia 3.5 3.º USA 91.1 3.º Canada 11.0 3.º Brazil 3.3 4.º New Zealand 89.3 4.º Argentina 10.9 4.º Mexico 3.1 5.º Russia 84.8 5.º Australia 10.7 5.º Argentina 3.1 6.º Canada 83.5 6.º New Zealand 6.9 6.º European Union 2.8 7.º European Union 74.3 7.º Egypt 5.3 7.º Taiwan 2.1 8.º Brazil 70.9 10.º Brazil 2.6 8.º Russia 1.9 Supply milk index versus Milk prices Source: CEPEA – Supply milk index (ICAP-L) 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 Jun-04 Aug-04 Oct-04 Dec-04 Feb-05 Apr-05 Jun-05 Aug-05 Oct-05 Dec-05 Feb-06 Apr-06 Jun-06 Aug-06 Oct-06 Dec-06 Feb-07 Apr-07 Jun-07 Aug-07 Oct-07 Dec-07 Feb-08 R$/liter 100 105 110 115 120 125 130 135 140 145 150 155 ICAP-L (Basis 100 =June/04) R$ / liter ICAP-L Feb-08

10 Margarines in Brazil 305,905 346,614 348,155 365,660 392,431 400,537 398,445 250,000 270,000 290,000 310,000 330,000 350,000 370,000 390,000 410,000 430,000 450,000 2001 2002 2003 2004 2005 2006 2007 * (tons) 1.53 1.61 1.66 1.57 1.64 1.78 1.73 1.50 1.60 1.70 1.80 2001 2002 2003 2004 2005 2006 2007 * (Kg / per capita) PRODUCTION PER CAPITA CONSUMPTION Source: Nielsen / LCA Consultores * Estimated Source: Nielsen / IBGE * Esimated CAGR: 3.4% Grain supply and demand balance BRAZIL Brazil (Feb/Jan) CORN (millions of tons) 05/06 06/07(1) 07/08(2) ch.(%) Beginning Stocks 3.14 5.57 6.60 18.5 Production 42.51 51.37 56.23 9.5 Crop 31.81 36.60 38.79 6.0 2nd. Crop 10.71 14.77 17.44 18.1 Imports 0.96 1.10 0.60 (45.2) Consumption 37.10 40.50 44.00 8.6 Exports 3.94 10.93 11.00 0.6 Ending Stocks 5.57 6.60 8.43 27.8 Brazil (Feb/Jan) SOYBEANS (millions of tons) 05/06 06/07(1) 07/08(2) ch.(%) Beginning Stocks 2.73 2.47 3.68 48.8 Production 55.03 58.39 59.99 2.7 Crop - - - 2nd. Crop - - - Imports 0.05 0.10 0.10 2.1 Consumption 30.38 33.55 34.70 3.4 Exports 24.96 23.73 25.50 7.4 Ending Stocks 2.47 3.68 3.56 (3.0) Source: Conab (Supply and Storage Entity of Brazil's Ministry of Agriculture) – Apr/08 (1), (2) Estimated

11 Wholesale price evolution 10.00 14.00 18.00 22.00 26.00 30.00 Dec-04 Mar-05 Jun-05 Sep-05 Dec -05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 R$ / Bag 60Kg 25.00 30.00 35.00 40.00 45.00 50.00 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 R$ / Bag 60Kg CORN CASCAVEL - PR SOYBEAN PONTA GROSSA - PR Source: FNP Institute 22.23 46.45 Ch. 1Q08/1Q07 = 45.0% Ch. 1Q08/1Q07 = 35.9% Grain supply and demand balance USA 2008/09(3) 330.2 2008/09 (3) 2008/09(3) 83.8 19.1% 0.6% USA (Sep/Aug) CORN millions of tons 05/06 06/07(1) 07/08(2) ch.(%) Beginning Stocks 53.7 50.0 33.1 (33.8) Production 282.3 267.6 332.1 25.0 Imports 0.2 0.3 0.4 25.0 Consumption 232.1 230.8 269.5 12.7 Ethanol 40.7 53.8 78.7 51.2 Feed 156.3 142.2 156.2 0.9 others 35.0 34.8 34.5 31.6 Exports 54.2 54.0 63.5 15.3 Ending Stocks 50.0 33.1 32.6 37.8 USA (Sep/Aug) SOYBEANS millions of tons 05/06 06/07(1) 07/08(2) ch.(%) Beginning Stocks 7.0 12.2 15.6 27.6 Production 83.4 86.8 70.4 (18.6) Imports 0.1 0.2 0.3 (33.3) Consumption 52.6 53.2 52.6 1.9 Crushings 47.3 49.2 50.1 1.3 Seed 2.5 2.1 2.5 10.3 others 2.7 1.9 0.1 8.5 Exports 25.6 30.4 29.3 (11.0) Ending Stocks 12.2 15.6 4.4 (63.4) Source: USDA – Apr/08 (1) Preliminary forecast (2) Estimated (3) Based on daily projection (Mar/08) and previous crop productivity

12 Historical prices – CBOT (US$ / Bushel) CORN SOYBEAN 5.00 6.00 7.00 8.00 9.00 10.00 11.00 12.00 13.00 14.00 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 US$ / bushel 1.75 2.25 2.75 3.25 3.75 4.25 4.75 5.25 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 US$ / bushel 5,48 13,49 Source: Bloomberg Ch. 1Q08/1Q07 = 80.6% Ch. 1Q08/1Q07 = 29.0% Brazilian real income versus Processed food (97 = 100)  242 219 194 171 155 142 146 128 122 121 112 100 84 82 80 77 76 77 86 90 93 94 100 100 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 * Processed Food Real Income * Estimated Source: IBGE

13 02 MARKET SHARE Specialty meats (%) 8.4 26.0 24.5 25.5 24.7 24.1 24.8 24.6 24.4 25.2 24.2 23.9 23.6 24.8 25.4 25.0 25.3 26.3 25.9 7.4 6.6 5.3 5.1 8.2 8.2 8.9 8.3 6.3 9.6 8.3 5.3 4.5 4.4 4.3 4.0 4.0 2000 2001 2002 2003 2004 2005 2006 2007 YTD 2008 Perdigão Sadia Aurora Seara YTD 2008/2007 4.2% 2007/2006 8.9% 2007/1995 10.9% CHANGE ANNUAL AVERAGE GROWTH YTD 2008 MARKET SALES 2007: R$ 12.6 BILLION CH. 07/06: 10% In volumes Source: AC Nielsen YTD Jan – Feb/08 Ham 14.6% Salami 1.6% Others 3.1% Frank furter 21.7% Bologna Sausage 18.8% Sausage 40.2%

14 Frozen meats (%) In volumes Source: AC Nielsen YTD Dec 07 – Mar/08 Steaks 21.2% Others 2.3% Cuts 13.4% Nuggets 19.1% Meatballs 2.1% Kibes 1.7% Hamburgers 40.2% YTD 2008 35.8 35.6 35.7 31.2 31.0 33.4 34.2 34.0 34.5 34.9 47.9 43.0 37.6 37.7 37.4 37.1 35.9 34.6 3.5 3.0 3.6 4.1 5.2 5.1 6.9 5.6 6.8 5.4 6.4 5.4 6.1 8.4 6.0 4.6 5.3 6.5 2000 2001 2002 2003 2004 2005 2006 2007 YTD 2008 Perdigão Sadia Da Granja Seara YTD 2008/2007 2.4% 2007/2006 8.3% 2007/1995 17.0% CHANGE ANNUAL AVERAGE GROWTH MARKET SALES 2007: R$ 2.2 BILLION CH. 07/06: 10% Pastas (%) 37.9 41.8 38.1 38.0 34.8 37.9 32.3 31.9 39.3 52.0 49.3 53.3 53.4 57.4 55.1 58.3 62.3 53.1 2000 2001 2002 2003 2004 2005 2006 2007 YTD 2008 Perdigão Sadia MARKET SALES 2007: R$ 397 MILLION CH. 07/06: 23% In volumes Source: AC Nielsen YTD Dec/07 – Mar/08 YTD 2008/2007 22.3% 2007/2006 13.3% ANNUAL AVERAGE GROWTH 2007/1998 24.5%

15 Pizzas (%) 36.4 36.1 36.5 32.2 30.6 28.5 23.4 14.9 10.3 31.3 33.9 29.6 29.2 37.5 37.5 30.9 30.2 34.1 2000 2001 2002 2003 2004 2005 2006 2007 Ac. 2008 Perdigão Sadia MARKET SALES 2007: R$ 381 MILLION CH. 07/06: 17% In volumes Source: AC Nielsen YTD Jan – Feb /08 YTD 2008/2007 7.7% 2007/2006 14.7% 2007/2000 14.1% ANNUAL AVERAGE GROWTH CHANGE Dairy Products (%) YTD 2008/2007 (2.2%) 2007/2006 1.8% 2007/2003 7.1% CHANGE ANNUAL AVERAGE GROWTH Desserts 3.1% Fermented Milk 7.5% Petit Suisse 6.4% Yogurts 83.1% YTD 2008 MARKET SALES 2007: R$ 3.4 BILLION CH. 07/06: 8% In volumes Source: AC Nielsen YTD Dec/07 – Mar /08 13.7 15.4 19.3 16.7 16.5 6.5 12.5 12.8 14.6 14.6 13.8 15.0 14.9 14.7 15.7 15.4 4.9 4.9 5.1 5.1 5.7 4.8 4.7 6.4 6.4 6.2 5.9 4.8 20.4 15.2 16.9 6.1 6.1 7.6 7.5 6.6 2004 2005 2006 2007 YTD 2008 Feb-Mar 2008 Perdigão* Danone Itambé Leco/Vigor Nestlé Paulista * Includes Batavo and Elege (since 2006)

16 Margarines (%) 11.80 19.7 10.7 35.20 11.1 12.10 4.8 3.10 1.40 6.0 0.20 3.5 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 YTD 2008 Doriana Qualy Delícia Becel Claybom Delicata YTD 2008 MARKET SALES 2007: R$ 1.6 BILLION CH. 07/06: 1% In volumes Source: AC Nielsen YTD Dec/07 – Mar /08 Bunge 28.4% Sadia 44.1% Perdigão / Unilever 16.7% Others 10.8% 03 PERDIGÃO’S PERFORMANCE

17 Investments 1ST QUARTER 2008 R$ 1,868.5 MILLION Productivity and Optimization 3,4% New Projects 3,3% Acquisitions 2,5% Eleva 90,8% Sales – 1Q08 DOMESTIC MARKET R$ MILLION THOUSAND TONES 1Q08 1Q07 % CH 1Q08 1Q07 % CH MEATS 196.2 149.5 31.2 908.6 696.6 30.4 IN NATURA 41.6 15.3 172.1 155.0 65.3 137.3 POULTRY 31.9 12.1 164.4 114.4 51.6 122.0 PORK/BEEF 9.6 3.2 201.5 40.5 13.7 195.0 ELABORATED/PROCESSED (MEATS) 154.6 134.3 15.2 753.6 631.3 19.4 DAIRY PRODUCTS 226.0 76.2 196.7 597.7 211.4 182.8 MILK 166.6 33.9 391.5 339.0 57.7 487.5 DAIRY PRODUCTS/ JUICE/ OTHERS 59.3 42.3 40.4 258.7 153.7 68.3 OTHER PROCESSED 25.4 9.4 170.3 139.9 69.7 100.7 SOYBEAN PRODUCTS/ OTHERS 51.4 41.8 23.1 96.5 54.6 76.7 TOTAL 499.0 276.9 80.2 1,742.7 1,032.3 68.8 PROCESSED 239.4 185.9 28.7 1,152.2 854.7 34.8 % TOTAL SALES 48.0 67.2 66.1 82.8 EXPORTS R$ MILLION THOUSAND TONES 1Q08 1Q07 % CH 1Q08 1Q07 % CH MEATS 262.7 199.2 31.9 1,072.5 751.1 42.8 IN NATURA 218.7 162.7 34.4 814.3 570.1 42.8 POULTRY 187.1 131.9 41.9 660.6 429.7 53.7 PORK/BEEF 31.6 30.8 2.5 153.7 140.4 9.5 ELABORATED/PROCESSED (MEATS) 44.1 36.5 20.9 258.2 181.0 42.7 DAIRY PRODUCTS 4.0 - - 30.3 - - MILK 2.9 - - 22.7 - - DAIRY PRODUCTS/ JUICE/ OTHERS 1.1 - - 7.6 - - OTHER PROCESSED 0.3 0.3 16.3 1.2 1.3 (13.5) TOTAL 267.1 199.4 33.9 1,104.0 752.4 46.7 PROCESSED 45.5 36.7 23.8 267.0 182.3 46.4 % TOTAL SALES 17.0 18.4 24.2 24.2

18 Sales – 1Q08 TOTAL SALES R$ MILLION 1Q08 1Q07 % CH 1Q08 1Q07 % CH MEATS 458.9 348.7 31.6 1,981.1 1,447.6 36.9 IN NATURA 260.3 178.0 46.2 969.3 635.4 52.6 POULTRY 219.0 144.0 52.1 775.1 481.2 61.1 PORK/BEEF 41.2 34.0 21.2 194.2 154.1 26.0 ELABORATED/PROCESSED (MEATS) 198.7 170.7 16.4 1,011.8 812.3 24.6 DAIRY PRODUCTS 230.0 76.2 202.0 628.0 211.4 197.1 MILK 169.6 33.9 400.2 361.7 57.7 526.8 DAIRY PRODUCTS/ JUICE/ OTHERS 60.4 42.3 43.0 266.3 153.7 73.3 OTHER PROCESSED 25.7 9.7 165.9 141.0 71.0 98.5 SOYBEAN PRODUCTS/ OTHERS 51.4 41.8 23.1 96.5 54.6 76.7 TOTAL 766.1 476.3 60.8 2,846.7 1,784.7 59.5 PROCESSED 284.8 222.6 27.9 1,419.2 1,037.0 36.9 % TOTAL SALES 37.2 46.7 49.9 58.1 THOUSAND TONS Breakdown of net sale(%) 3.4 9.9 31.5 3.2 9.2 11.5 6.2 1.2 4.0 1.3 23.5 4.2 19.6 26.7 3.2 28.1 0.7 2.8 9.8 0.0 Poultry - DS Pork/ Beef - DS Processed Meat- DS Other Processed - DS Others - DS Dairy Products - DS Dairy Products - e Poultry - E Pork/ Beef - E Processed Meat - E 1Q08 1Q07 DS - Domestic Sales E - Exports

19 Distribution Channel 1Q08 1Q07 Small Stores 8.7% Institutional 6.8% Supermarket 65.3% Wholesale 19.2% Institutional 8.2% Wholesale 19.8% Small Stores 11.1% Supermarket 60.9% (%) Exports by region % OF NET SALES 1Q08 1Q07 Eurasia 12.4% Other Countries 12.2% Middle East 28.1% Europe 25.5% Far East 21.8% Europe 29,6 Far East 24,4 Eurasia 16,4 Other Countries 5,9 Middle East 23,8

20 Debt R$ MILLION ON 03/31/07 CURRENT NONCURRENT TOTAL TOTAL LOCAL CURRENCY 323.5 437.2 760.7 532.2 42.9 FOREING CURRENCY 1,179.4 1,321.7 2,501.1 1,255.3 99.2 GROSS DEBT 1,502.9 1,758.9 3,261.8 1,787.6 82.5 CASH INVESTMENTS 0.0 LOCAL CURRENCY 618.0 0.2 618.2 729.8 (15.3) FOREING CURRENCY 271.4 61.8 333.2 260.0 28.1 TOTAL CASH INVESTMENTS 889.5 61.9 951.4 989.8 (3.9) NET ACCOUNTING DEBT 613.4 1,697.0 2,310.4 797.8 189.6 EXCHANGE RATE EXPOSURE - US$ MILLION (752.5) (112.1) 571.4 ON 03/31/08 VAR. % Cash flow R$ MILLION 1Q08 1Q07 CASH FLOW FROM OPERATING ACTIVIES NET INCOME 51.0 62.7 ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDE BY 129.7 28.7 180.7 91.4 VARIATION TRADE ACCOUNTS PAYABLE, NET 29.0 42.8 INVENTORIES (218.6) (91.0) TRADE ACCOUNTS PAYABLE (80.0) (18.3) OTHER ASSETS AND LIABILITIES (129.7) (10.6) (218.7) 14.3 CASH FLOW FROM INVESTMENTS ACTIVITIES CASH INVESTMENTS 264.9 160.2 INVESTMENTS IN FIXED ASSETS (957.0) (152.9) BUSINESS ACQUISITION 6.7 0.2 (685.4) 7.5 CASH FLOW FROM FINANCIAL ACTIVITIES LOANS, FINANCING AND DEBENTURES 256.8 (53.0) CAPITAL INCREASE 33.5 0.0 CAPITAL DISTRIBUTION (62.7) (38.1) 227.6 (91.1) NET INCREASE (DECREASE) IN CASH (676.5) (69.2)

21 Consolidated financial statements R$ MILLION 1Q 08 % NET SALES 1Q 07 % NET SALES CH. % GROSS SALES 2,846.7 115.6 1,784.7 117.2 59.5 DOMESTIC MARKET 1,742.7 70.8 1,032.3 67.8 68.8 EXPORTS 1,104.0 44.8 752.4 49.4 46.7 SALES DEDUCTION (385.0) (15.6) (261.6) (17.2) 47.2 NET SALES 2,461.7 100.0 1,523.1 100.0 61.6 COST OF SALES (1,925.3) (78.2) (1,112.0) (73.0) 73.1 GROSS PROFIT 536.4 21.8 411.1 27.0 30.5 OPERATING EXPENSES (445.5) (18.1) (316.4) (20.8) 40.8 COMMERCIAL (401.1) (16.3) (296.1) (19.4) 35.5 ADMINISTRATIVE (44.3) (1.8) (20.3) (1.3) 118.6 INCOME BEFORE FINANCIAL RESULTS (EBIT) 91.0 3.7 94.7 6.2 (3.9) FINANCIAL EXPENSES, NET (34.5) (1.4) (20.9) (1.4) 65.4 FINANCIAL EXPENSES (131.2) (5.3) (29.1) (1.9) 350.9 FINANCIAL REVENUE 96.7 3.9 8.2 0.5 1,076.9 OTHER OPERATING RESULTS (12.4) (0.5) 2.4 0.2 - INCOME AFTER FINANCIAL EXPENSES AND OTHERS 44.1 1.8 76.2 5.0 (42.2) NONOPERATING EXPENSES (3.5) (0.1) (3.3) (0.2) 4.7 INCOME TAX AND SOCIAL CONTRIBUTION 15.0 0.6 (4.4) (0.3) - EMPLOYEES’/ MANAGEMENT PROFIT SHARING (4.5) (0.2) (4.0) (0.3) 11.5 MINORITY INTEREST (0.1) (0.0) (1.7) (0.1) - NET INCOME 51.0 2.1 62.7 4.1 (18.7) EBITDA 186.4 7.6 168.3 11.1 - Added value distribution R$ 798.5 MILLIONS - 45.4% INCREASE 37.2% 38.1% 18.3% 6.4% 0.0% 38.1% 5.6% 11.4% 44.6% 0.3% Human Resources Taxes Interest Retention Management/ Employees’ Profit Sharing 1Q08 1Q07

Social balance

	03.31.2007	03.31.2006	% Ch.
NUMBER OF EMPLOYEES	55,844	39,691	40.7
NET SALES PER EMPLOYEE/YEAR - R$ thousands	176.3	153.5	14.9
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.7	45.3	27.4

Shares performance

PRGA 3	1Q08	1Q07
SHARE PRICE - R$ *	40.25	27.60
TRADED SHARES (VOLUME)	52.6 million	38.3 million
PERFORMANCE	(9.1%)	(7.9%)
BOVESPA INDEX	(4.6%)	3.0%
IGC (BRAZIL CORP. GOV. INDEX)	(10.1%)	3.1%
ISE (CORP. SUSTAINABILITY INDEX)	(10.5%)	(1.8%)

PDA	1Q08	1Q07
SHARE PRICE - US$ *	45.53	26.56
TRADED ADRS (VOLUME)	7.2 million	3.7 million
PERFORMANCE	(7.5%)	(3.7%)
DOW JONES INDEX	(7.6%)	(0.9%)

* Closing Price

22

23 Shareholders’ value R$ MILLION 8,330 4,224 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 Dec-94 Dec-95 Dec-96 Dec-97 Dec-98 Dec-99 Dec-00 Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07 Market Value Book Value Monthly traded volume AVERAGE 1ST QUARTER 2008: US$ 26.3 MILLIONS/DAILY – 171% INCREASE - 40 80 120 160 200 240 280 320 360 400 440 480 520 560 600 640 680 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar- 07 Jun-07 Sep-07 Dec-07 Mar-08 Volume (US$ million) 0 5 10 15 20 25 30 Price (US$) PRGA3 PDA Price PRGA3 (US$)

24 Shares Performance BASE 100 – MAR/03 - 5 YEARS SERIES 1,128 539 50 250 450 650 850 1,050 1,250 1,450 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 PRGA IBOV ADR performance 2,203 153 0 500 1000 1500 2000 2500 3000 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 PDA Dow Jones BASE 100 – MAR/03 - 5 YEARS SERIES

25 Outlook PRO FORMA PERDIGÃO COMPANIES OUTLOOK CONSOLIDATED (1) GROWTH (2) 2008 2008 TOTAL VOLUMES: 13% 39% Meat and other processed products (frozen and chilled products) DOMESTIC MARKET 15% 40% EXPORTS 10% 39% DAIRY PRODUCTS 40% 340% INVESTMENTS R$ 0.8 billion BREEDING STOCKS INVESTMENTS R$ 140 million (1) Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007. (2) Considering the consolidated growth of Perdigão in 2008 compared to 2007.